Mail Stop 4561

August 17, 2006

Thibault de Tersant
Executive Vice President and Chief Financial Officer
Dassault Systemes S.A.
9, Quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France

>   **Re: Dassault Systemes, S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2005**
>   **Filed June 29, 2006**
>   **Form 6-K filed on July 27, 2006**
>   **File No. 000-28578**

Dear Mr. Tersant:

        We have reviewed the above referenced filings and have the following comments.
Please note that we have limited our review to the matters addressed in the comments
below. We may ask you to provide us with supplemental information so we may better
understand your disclosure. Please be as detailed as necessary in your explanation. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5: Operating and Financial Review and Prospects

Supplemental Non-GAAP Financial Information

1. We note your inclusion of non-GAAP financial measures in your Form 20-F for
    the fiscal year ended December 31, 2005. Your presentation lacks substantive
    disclosure that addresses various disclosures in Question 8 of the Frequently
    Asked Questions Regarding the Use of non-GAAP Financial Measures. For
    example, your disclosures do not explain the economic substance behind your
    decision to use the measures, why you believe the measures provide investors

with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Your report should include the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for these non-GAAP financial measures.

2. We note the supplemental non-GAAP information that is provided in a table that reconciles the presentation of the Consolidated Statement of Income U.S. GAAP to Non-GAAP. These presentations do not appear consistent with our guidance and requirements regarding non-GAAP information. Following are such inconsistencies in greater detail:

- We believe that your non-GAAP presentation in a financial statement format may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.   In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

- The deferred revenue adjustment included in the presentation appears to be more in the nature of a projection of future results than an adjustment that might be useful in analyzing or explaining the historical performance of Dassault Systems.

3. Ensure that all references to Non-GAAP amounts within MD&A are appropriately titled. In this regard, all Non-GAAP measures should include the term Non-GAAP when discussing these measures. For example, your discussion of operating margins that exclude certain charges should be clearly titled as a Non-GAAP measure.

Form 6-K filed July 27, 2006

4.   We note the non-GAAP information furnished in the Form 6-K filed July 27,
        2006, including the presentation of the Non-GAAP Consolidated Statement of
        Income and the Consolidated Statement of Income Reconciliations Non-GAAP /
        U.S. GAAP. These presentations do not appear consistent with our guidance and
        requirements regarding non-GAAP information. Following are such
        inconsistencies in greater detail:

        • We believe that your non-GAAP presentation may create the unwarranted
           impression to investors that the non-GAAP operating statement has been
           prepared under a comprehensive set of accounting rules or principles while
           also conveying undue prominence to a statement based on non-GAAP
           measures.   In addition, Section II.A.2 of SEC Release 33-8176 defines non-
           GAAP measures and does not contemplate including non-GAAP financial
           statements as a "measure." Please remove that presentation, or explain to us
           in reasonable detail why its retention is justified in light of these concerns. As
           a substitute for this presentation format, you may consider presenting only
           individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each
           one complies with Item 10 of Reg. S-K and the Division of Corporation
           Finance's Frequently Asked Questions Regarding Use of Non-GAAP
           Financial Measures, Question 8.

        • The deferred revenue adjustment included in the presentation appears to be
           more in the nature of a projection of future results than an adjustment that
           might be useful in analyzing or explaining the historical performance of
           Dassault Systems.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to
provide us with marked copies of any amendment to expedite our review. Please furnish
a cover letter with any amendment that keys your response to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief